Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of Corporation: Ameriprint International Ltd.
2.	The articles have been amended as follows (provide article numbers, if available):

Article 1 - is amended to read:

"The name of the corporation is “True North Energy Corporation"

Article 3 - is amended by adding the following paragraph:

"SHARES: The number of shares the corporation is authorized to issue is 100,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share. Preferred shares may be issued from time to time in one or more series in the discretion of the board of directors. The board has the authority to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof."

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 6,950,000 shares (57.9%) voting for (by written consent) and zero shares voting against.

4.	Officer Signature (Required):

/s/ Massimiliano Pozzoni
Massimiliano Pozzoni, President